SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 30, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Periodic update on transaction details related to Philips’ share repurchases”, dated March 30, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 30th day of March 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 30, 2020

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported that on March 20, 2020 a total of 760,000 of its own common shares were repurchased, with a weighted average purchase price of EUR 32.65. These repurchases were made under the repurchase program for capital reduction purposes, which was announced on January 29, 2019.

On March 23, 2020, Philips announced that the remainder of the share repurchase program will be executed through one or more individual forward transactions, to be entered into in the course of 2020, with expected settlement dates in the second half of 2021. The size of the share buyback program - up to an amount on EUR 1.5 billion - remains unchanged. Philips will continue to provide updates on the progress of the program through press releases as appropriate, and further details will be available here.

For further information, please contact:

Martijn van der Starre
Philips Global Press Office
Tel.: +31 6 2847 4617
E-mail: martijn.van.der.starre@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 597 7055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 80,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.